UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

PACIFIC VENTRES GROUP, INC.

Delaware

(State or other jurisdiction of incorporation or organization)

000-54584 (Commission File Number)	75-2100622 (IRS Employer Identification Number)

9160 South 300 West, Suite 101, Sandy, UT   84070

(Address of principal executive offices)

(801) 706-9429

 (Issuer's telephone number)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

PACIFIC VENTURES GROUP, INC.

9160 South 300 West, Suite 101

Sandy

 Utah 84070

INFORMATION STATEMENT

General

Pacific Ventures Group, Inc. (the “Company”, “Registrant” or “PACV”) is mailing this information statement on or about June __, 2013, to the holders of record of shares of its stock as of the close of business on June 21, 2013 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this Information Statement in connection with a vote that occurred on June 21, 2013 whereby the majority shareholder of the Company, Mr. Kip Eardley approved the immediate resignation of all Officers of the Registrant, effective immediately, and the resignation of all Directors of the Registrant effective on the tenth day following our mailing of the Information Statement to our stockholders, which will be mailed on or about June __, 2013. The resignation of all of the Officers and Directors of the Registrant was in connection with a change in control of the Company.

On June 21, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) between the Company, Capital Builders, Inc. (“CBI”) and the accredited investor signatory thereto (the “Investor”), pursuant to which, the Company sold an aggregate of 1,000,000 shares (the “Shares”) of the Company’s preferred stock par value, $.001 (the “Preferred Stock”) to the Investor for an aggregate purchase price of $165,000. Simultaneously with the closing of the share purchase agreement, the Company repurchased 1,000,000 shares of preferred stock held by CBI, for an aggregate purchase price of $109,548, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated June 21, 2013, by and between the Company and CBI (the “Repurchase Agreement”).

As a result of the closing of the Purchase Agreement and the Repurchase Agreement, the Investor under the Purchase Agreement holds 96.30% of the Company’s outstanding capital stock resulting in a change in control of the Company.

On June 21, 2013, Kip Eardley resigned as a director and officer of the Company. Mr. Eardley’s resignation was not the result of any disagreements with the Company regarding its operations, policies, practices or otherwise but rather as a result of a change in control transaction involving the Company that was simultaneously consummated.  The Board of Directors approved the resignation of Kip Eardley as a director and officer of the Company on June 21, 2013, effective ten days following the mailing of an information statement on Schedule 14f-1 to the Company’s stockholders.

On June 21, 2013, the Board of Directors elected Brett Bertolami, the majority shareholder, as a director of the Company and approved the appointment of Mr. Bertolami as Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President and Secretary.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of Mr. Brett Bertolami to the Board.  However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On June 21, 2013 there were 384,031 issued and outstanding shares of par value $.001 Common Stock and 1,000,000 shares of voting Preferred Stock par value $001.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders and each share of Preferred Stock entitles the holder thereof to ten votes on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of June 21, 2013 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock and preferred stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on their having been 384,031 shares of Common Stock and 1,000,000 shares of Preferred Stock outstanding as of June 21, 2013.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Fully Diluted Voting Percentage (2)
Brett Bertolami 9160 South 300 West Suite 101, Sandy, UT 84070 Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President and Secretary	1,000,000 Preferred	96.30%
Capital Builders, Inc. (3) 9160 South 300 West Suite 101, Sandy, UT 84070	200,000 Common	1.9%
Directors and Officers as a Group	10,000,000 Preferred	96.30%

All directors and executive officers as a group (person)

(1)

Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)

Based on 10,384,031 votes of Common and Preferred Stock outstanding.

(3)            Capital Builders, Inc. is 100% owned by Kip Eardley.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Brett Bertolami, age 43 – Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President  and Secretary.

As Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President and Secretary, Mr. Bertolami oversees all of the organizational activities of the Company, including planning, execution of business strategies, business development, SEC reporting and analyzing of the Company’s results of operations, and he manages all of its affairs.

Mr. Bertolami has over 14 years' experience as the CEO and General Manager focusing in the areas of managing, planning, personnel management, advertising, sales, finance and accounting for Jolar Corporation, a corporation that he owned in the automotive industry.  Jolar Corporation sold Toyota, Ford and Lincoln products with over $35 million in revenues for fiscal 2011.  Mr. Bertolami holds a B.A. in Economics from the University of North Carolina at Charlotte, and is a member of the National Automotive Dealers Association (“NADA”).  He has a degree in Automotive Management from NADA.

In early 2012, Mr. Bertolami sold Jolar Corporation to a third party in a private transaction.  Since the sale, he has engaged in business activities as a private investor, and expects to help the Company take advantage of business opportunities and maximize its growth potential.

Mr. Bertolami is not an officer or director of any other publicly quoted or traded corporation.

Audit Committee

We do not have an audit committee.

Audit Committee Financial Expert

We do not have an “audit committee financial expert” as defined by Item 401(h) in Regulation S-K as promulgated by the Securities and Exchange Commission.

Compensation Committee

We do not have a compensation committee.

Nominating Committee

We do not have a nominating committee.

Code of Ethics

We do not have a code of ethics but we plan to adopt one in the near future.

Board Leadership Structure and Role in Risk Oversight

Our board of directors has overall responsibility for risk oversight.  The board’s role in the risk oversight of the Company includes, among other things:

·	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

·	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing annually the independence and quality control procedures of the independent auditors;

·	reviewing and approving all proposed related party transactions;

·	discussing the annual audited financial statements with the management;

·

meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding common stock, or any member of the immediate family of any such person have, to the knowledge of the Company, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect the Company.

Independence of Management

Except as set forth above, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Except as disclosed above, no executive officer, director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries' chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2012, the end of the Company's last completed fiscal year):

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Kip Eardley	2011	-	-	-	-	-	-	-	-
(Former Officer)	2012	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-
Brett Bertolami Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President and Secretary	2013	-	-	-	-	-	-	-	-

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

None.

Option Grants Table

There were no individual grants or stock options to purchase our common stock made to the executive officer named in the Executive Compensation Table through December 31, 2012.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2012, by the executive officer named in the Executive Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Ventures Group, Inc.

/s/ Brett Bertolami

By:  Brett Bertolami

President

Date: June 25, 2013